

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2024

Lee Choon Wooi
Chief Executive Officer
Starbox Group Holdings Ltd.
VO2-03-07, Velocity Office 2, Lingkaran SV
Sunway Velocity, 55100
Kuala Lumpur, Malaysia

> **Re: Starbox Group Holdings Ltd.**
> **Registration Statement on Form F-3**
> **Filed November 26, 2024**
> **File No. 333-283486**

Dear Lee Choon Wooi:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rebekah Reed at 202-551-5332 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ying Li